September 18, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes

Re:       JMP Group Inc.
Registration Statement on Form S-3
File No. 333-183619
Request for Acceleration

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, JMP Group Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 4:00 P.M., New York City time, on  September 19, 2012, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JMP GROUP INC.

By:	/s/ Raymond S. Jackson
Raymond S. Jackson
Chief Financial Officer

JMP Group Inc.
600 Montgomery Street	tel 415.835.8900
Suite 1100	fax 415.835.8910
San Francisco, CA 94111	www.jmpg.com